UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              TASTY BAKING COMPANY
             (Exact name of registrant as specified in its charter)



              Pennsylvania                               23-1145880
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


            2801 Hunting Park Avenue
            Philadelphia, PA                               19129
           (Address of principal executive offices)      (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered

             N/A                                             N/A


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:
N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.50 par value per share
                     Common Stock Purchase Rights
                     ----------------------------
                            (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

Common Stock
------------

         The following description of the capital stock of Tasty Baking Company (the "Company") summarizes in all material respects the principal rights of the holders of such stock but does not purport to be complete and is subject in all respects to applicable Pennsylvania law and to the provisions of the Company's Articles of Incorporation, as amended ("Articles of Incorporation"), and By-laws, as amended ("By-laws"), both of which have been incorporated herein by reference as exhibits to this Registration Statement.

         The capital stock being registered is the Company's common stock with a par value of $0.50 per share (the "Common Stock"). A holder of shares of Common Stock is entitled to one vote per share on all matters to be voted upon by shareholders, except in the election for directors for which the By-laws of the Company permit cumulative voting. In the election of directors, every shareholder entitled to vote shall have the right, in person or by proxy, to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the same election, and he may cast the whole number of such votes for one candidate or he may distribute them among any two or more candidates. The candidates receiving the highest number of votes up to the number of directors to be elected shall be elected.

         Any action to be taken at any meeting of shareholders shall be authorized by a majority of the votes cast at such meeting by all shareholders entitled to vote thereon, unless the question is one upon which, by express provision of the applicable law or of the Articles of Incorporation or the By-laws, a different vote is required in which case such express provision shall govern and control the decision of such question.

         The holders of the Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the provisions of the Articles of Incorporation and By-laws of the Company. Before the payment of any dividend, the By-laws of the Company permit to be set aside out of any funds of the Company available for dividends such sum or sums as the directors of the Company from time to time, in their discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purposes as the directors of the Company shall think conducive to the interest of the Company. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable.

         The Articles of Incorporation provide for a classified Board of Directors consisting of three classes of Directors with each class serving a three year term. The Articles of Incorporation also provide for cumulative voting in the election of Directors and that the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any director from office without cause. In addition, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or adopt any provisions inconsistent with, or repeal
Article 6 of the Articles of Incorporation of the Company (which Article sets forth provisions related to the directors of the Company, including, but not limited to, the classification, election and removal of directors) or any provision thereof at any annual or special meeting of shareholders of the Company.

         The above-described and other provisions (including the Company's Rights as described below) could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and, therefore, may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management.

Rights
------

Common Stock Purchase Right Dividend
------------------------------------

         On July 30, 2003, the Board of Directors of the Company declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of the Common Stock (the "Common Shares") to stockholders of record at the close of business on July 30, 2003. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company that number of Common Shares having a then market value equal to two times the exercise price of the Rights ($45.00 per Right, subject to adjustment (the "Exercise Price")), upon payment of the Exercise Price. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 30, 2003 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which has been incorporated by reference as an exhibit to this Registration Statement.

Certificates; Separation of Rights from Common Stock
----------------------------------------------------

         Initially, the Rights will be attached to all Common Shares then outstanding, and no separate Right certificates will be distributed. The Rights will separate from the Common Shares and trade separately after the Distribution Date. The "Distribution Date" is the earlier of (i) 10 days following the date of the first public announcement that a person or group of affiliated or associated persons, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later day as may be determined by action of the Board of Directors before the time any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be an Acquiring Person. The date of announcement of the existence of an Acquiring Person referred to in clause (i) above is referred to as the "Share Acquisition Date."

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced only by the Rights Agreement and the Common Share certificates, and will be automatically transferred with, and only with, the Common Shares, (ii) new Common Share certificates issued after July 30, 2003, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such stock certificate.

         As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter, such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 29, 2013, unless earlier redeemed or exchanged by the Company as described below.

Flip In Trigger
---------------

         In the event that any person or group of associated or affiliated persons becomes an Acquiring Person, then after the Distribution Date, except as provided in the next paragraph, each Right shall entitle the holder thereof to receive, upon exercise and payment, Common Shares (or Common Stock Equivalents (as such term is defined in the Rights Agreement)) having a then market value equal to two (2) times the Exercise Price of the Rights.

Certain Rights to Become Void
-----------------------------

         Upon the occurrence of the event described in the preceding paragraph, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or
(iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person (or any such Associate or Affiliate) has any agreement or other understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company in its discretion has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of the Rights Agreement, shall become null and void without any further action, and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.

Flip Over Trigger
-----------------

         In the event that, following the earlier of the Distribution Date or Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation,
(ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each Right (except Rights which previously have been voided as described above in the preceding paragraph) shall entitle the holder thereof to receive, upon exercise and payment, common stock of the acquiring company having a then market value equal to two (2) times the Exercise Price of the Rights.

Optional Exchange of Rights for Common Stock
--------------------------------------------

         At any time after any person or group becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (except Rights which previously have been voided as described above), in whole or in part, at an exchange ratio of one Common Share (or, in certain circumstances, one Common Stock Equivalent) for each Right.

Adjustments to Exercise Price and Number of Rights/Common Shares
----------------------------------------------------------------

         The Exercise Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to all holders of the Common Shares of certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to all holders of the Common Shares of evidences of indebtedness, stock (other than a dividend payable in Common Shares), assets or cash (excluding regular quarterly cash dividends) or of subscription rights, options or warrants (other than those referred to above).

         The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or in the event of subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Common Shares will be issued upon the exercise of any Right or Rights. In lieu of fractions of a share equal to one-half of a share or less, a cash payment will be made, as provided in the Rights Agreement. No Rights may be exercised that would entitle the holders to any fraction of a Common Share greater than one-half of a share unless concurrently therewith the holder purchases an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, equal a whole number of Common Shares, as provided in the Rights Agreement. If the holder does not purchase an additional fraction of a Common Share, a cash payment will be made, as provided in the Rights Agreement.

Redemption of Rights
--------------------

         At any time prior to such time as any Person becomes an Acquiring Person and for a period of 10 Business Days thereafter, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

Shareholder Rights
------------------

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends by reason of ownership of the Rights.

Tax Implications
----------------

         While the distribution of the Rights will not be taxable to a shareholder or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or exchangeable for shares of Common Stock.

Amendment
---------

         The terms of the Rights may be amended by the Company and the Rights Agent at any time for any purpose, provided that following the Distribution Date the amendment may not materially adversely affect the interests of holders of Rights (other than the interests of an Acquiring Person).

Continuing Directors
--------------------

         The Board of Directors of the Company has the exclusive power and authority to administer the Rights Agreement and to exercise all decisions on behalf of the Company provided in the Agreement. Actions by the Board of Directors shall require the affirmative vote of a majority of the Continuing Directors. "Continuing Directors" means (i) any member of the Board who is not an Acquiring Person or an associate or affiliate of such person, or a representative or designee of an Acquiring Person or any such associate or affiliate, and was a member of the Board prior to July 30, 2003, or (ii) any person who subsequently becomes a member of the Board, who is not an Acquiring Person or an associate or affiliate of such person, or a representative or designee of any such person, if such person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors then in office.

Anti-takeover Effects
---------------------

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. This will make it more difficult for a third party to effect a change in the control of the Board of Directors and, therefore, may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. The Rights will not interfere with any merger or other business combination approved by the Board of Directors prior to the time the other party to the transaction becomes an Acquiring Person.

Item 2.  Exhibits.

         1. Articles of Incorporation of the Company, as amended and restated (Incorporated by Reference to Exhibit 3 to the Company's Report on Form 10-Q for the quarter ended September 30, 2004).

         2. By-laws of the Company, as amended (Incorporated by Reference to Exhibit 3(b) to the Company's Report on Form 10-K for the fiscal year ended December 25, 2004).

         3. Specimen certificate of the Company's Common Stock (Incorporated by reference to Exhibit 3 to the Company's Registration Statement on Form 8-A/A (Amendment No. 1) dated July 17, 2001).

         4. Rights Agreement, dated as of July 30, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 18, 2003).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                     TASTY BAKING COMPANY
                     ----------------------------------------
                         (Registrant)

                     Date:  October 18, 2005



                     By: /s/ David S. Marberger
                        -------------------------------------
                        Name:  David S. Marberger
                        Title: Senior Vice President and Chief Financial Officer